Exhibit 3.2

Section 3.14 Action by Shareholders Without a Meeting

No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the shareholders in accordance with Chapter 78 of the Nevada Revised Statutes.